MGIC Investment Corporation
August 18, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549
Re:	Letter dated August 4, 2009 concerning MGIC Investment Corporation’s
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 23, 2009
File No. 001-10816
Dear Mr. Rosenberg:
We respectfully submit the following in response to the Staff’s August 4, 2009 letter commenting on our Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 10-K”), Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (“2009 10-Q”), and Definitive Proxy Statement on schedule 14A filed April 23, 2009 (“Definitive Proxy”). For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses. Terms used but not defined therein have the meanings set forth in the Form 10-K. Underlined text reflects additions to the disclosure as filed. Where additional disclosure is provided below, we intend to include such revised disclosure with respect to financial periods covered by our Form 10-K, Form 10-Q and Definitive Proxy Statement, as applicable, beginning no later than with our Form 10-Q for the quarter ended September 30, 2009.
Form 10-K for the Period Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Consolidated Operations, page 61
1.	We note the following statements on page 66: “In June 2008 we entered into a reinsurance agreement with an affiliate of HCC Insurance Holdings, Inc. The reinsurance agreement is effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year... We believe that substantially all of our insurance committed to subsequent to April 1, 2008 will qualify under the reinsurance agreement.” Please file this agreement as an exhibit to the filing, or provide us with a detailed analysis as to why you do not believe it should be considered a material agreement under Item 601(b)(10) of Regulation S-K.
Response: The reinsurance agreement entered into in June 2008 with an affiliate of HCC Insurance Holdings, Inc. was not filed as an exhibit to the filing because of our belief that the contract was entered into in the ordinary course of business per Regulation S-K Item 601(b)(10) and was immaterial in amount and significance.

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The agreement covered only new writings and not our existing in force book of business. To quantify, during 2008, we incurred $1.8 million in reinsurance fees pertaining to this agreement, which is approximately 0.13% of net premiums earned. Over the same period there were no reinsurance recoveries received from the reinsurer. As a result, our understanding is, the reinsurance agreement was not at the time it was entered into, or thereafter over its life, considered a material agreement under Item 10 of Regulation S-K and was not required to be filed. On March 20, 2009, this reinsurance agreement was terminated for a payment by us of $26.4 million, which as of March 31, 2009 was 2.2% of our cash and cash equivalents, 0.4% of our investment portfolio and 1.1% of our shareholders equity.
Consolidated Financial Statements
4. Investments, page 119
2.	Your auction rate securities portfolio of $523.9 million represents over 7% of invested assets and 22% of shareholders equity at year-end. Due to the inability to liquidate these investments at auctions please disclose the contractual maturities of your auction rate securities.
Response: The auction rate and mortgage-backed securities are separately identified in the contractual maturity table within the 2008 10-K because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives. We will add a footnote to the table indicating the contractual maturity period as it relates to the contractual maturity table.
Disclosure: We have reproduced below the contractual maturities table as presented in the “Investments” section of our 2008 10-K with our changes indicated by underlining.
4. Investments
The amortized cost and fair values of debt securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most auction rate and mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

	Amortized	Fair
	Cost	Value
	(In thousands of dollars)
Due in one year or less	$432,727	$435,045
Due after one year through five years	1,606,915	1,630,086
Due after five years through ten years	1,230,379	1,283,317
Due after ten years	3,174,995	3,029,725

	6,445,016	6,378,173

Auction rate securities (1)	523,900	523,900
Mortgage-backed securities	151,774	140,830

Total at December 31, 2008	$7,120,690	$7,042,903

(1)	98% of auction rate securities have a contractual maturity greater then ten years.

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5. Fair Value Measurements, page 125
3.	Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:
a.	The nature and amount of assets you valued using broker/dealer quotes or prices you obtained from pricing services;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

e.	Whether the broker quotes are binding or non-binding; and

f.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
Response: The determination of fair value for securities classified in Level 1 and Level 2 utilize pricing services and we do not adjust prices from pricing sources. At December 31, 2008, all Level 3 securities were valued using internally developed cash flow models. We did not obtain any broker quotes to determine the financial statement value of any security at December 31, 2008. In future filings, we will include the information provided below to the extent it is relevant in the context of the applicable filing.
Disclosure: We have reproduced below the “Fair Value Measurements” paragraphs of our 2008 10-K with our changes indicated by underlining.
5. Fair value measurements
As discussed in Note 2, we adopted SFAS No. 157 and SFAS No. 159 effective January 1, 2008. Both standards address aspects of the expanding application of fair-value accounting. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements regarding fair-value measurements. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value with changes in fair value reported in earnings. The option to account for selected financial assets and liabilities at fair value is made on an instrument-by-instrument basis at the time of acquisition. For the year ended December 31, 2008, we did not elect the fair value option for any financial instruments acquired for which the primary basis of accounting is not fair value.
In accordance with SFAS No. 157, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:

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Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.
Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate, auction rate (backed by student loans) and mortgage-backed securities. Non-financial assets which utilize Level 3 inputs include real estate acquired through claim settlement. Additionally, financial liabilities utilizing Level 3 inputs consisted of derivative financial instruments.
To determine the fair value of all securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the SFAS No. 157 fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. A variety of inputs are utilized including benchmark yields, reported trades, non-binding broker/dealer quotes, issuer spreads, two sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be weighted differently for any security, and not all inputs are used for each security evaluation. Market indicators, industry and economic events are also considered. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at a value assigned to each security. On a quarterly basis, we perform quality controls ~~are performed throughout this process~~ over values received from the pricing sources which includes reviewing tolerance reports, trading information and data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.
~~The values generated by this model are also reviewed for reasonableness and, in some cases, further analyzed for accuracy, which includes the review of other publicly available information. Securities whose fair value is primarily based on the use of our multidimensional pricing model are classified in Level 2 and include certain municipal and corporate bonds.~~
Assets and liabilities classified as Level 3 are as follows:
•	Securities available-for-sale classified in Level 3 are not readily marketable and are valued using internally developed models based on the present value of expected cash flows. Our Level 3 securities primarily consist of auction rate securities. Our investments in auction rate securities were classified as Level 3 beginning in the fourth quarter of 2008 as quoted prices were unavailable due to events described in Note 4 and as there became increased doubt as to the liquidity of the securities. In particular, announced settlements in the fourth quarter of 2008 specified that re-marketers of the ARS provide liquidity to retail investors prior to providing liquidity to institutional investors and we did not observe a majority of issuers replacing these

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securities with another form of financing. Due to limited market information, we utilized a discounted cash flow (“DCF”) model to derive an estimate of fair value at December 31, 2008. The assumptions used in preparing the DCF model included estimates with respect to the amount and timing of future interest and principal payments, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with auction rate securities. The DCF model is based on the following key assumptions.
•	Nominal credit risk as securities are ultimately guaranteed by the United States Department of Education

•	5 years to liquidity

•	Continued receipt of contractual interest; and

•	Discount rates incorporating a 1.50% spread for liquidity risk
•	The remainder of our level 3 securities are valued based on the present value of expected cash flows utilizing data provided by the trustees.

•	Real estate acquired through claim settlement is fair valued at the lower of our acquisition cost or a percentage of appraised value. The percentage applied to appraised value is based upon our historical sales experience adjusted for current trends.

•	As discussed in Note 7 the derivative related to the outstanding debentures was valued using the Black-Scholes model. Remaining derivatives were valued internally, based on the present value of expected cash flows utilizing data provided by the trustees.
Item 13. Certain Relationships and Related Transactions, page 172
4.	We note your statement that the information required by this section is included in the company’s proxy statement; however, Note 3 to the Consolidated Financial Statements appears to include information regarding related party transactions that are not fully described, as required by Item 404 of Regulation S-K. Please provide proposed disclosure to be included in your 2009 proxy statement which discloses the required information as to all related party transactions, as defined by Item 404 of Regulation S-K, or tell us why the information provided in Note 3 is not required to be disclosed pursuant to Item 404.
Response: The transactions referred to in Note 3 to the Consolidated Financial Statements are with Credit-Based Asset Servicing and Securitization LLC (“C-BASS”), and Sherman Financial Group LLC (“Sherman”). Both C-BASS and Sherman were, at the time, less-than-majority owned entities, except that some transactions occurred after we sold all of our equity interests in Sherman. No related person, as defined by Item 404 of Regulation S-K had or will have a direct or indirect material interest in these transactions or C-BASS or Sherman, other than through their ownership of Company stock. Any benefits received by any related person’s interests through ownership of Company stock was shared, on a pro rata basis, by all holders of Company stock. As a result, our understanding is, these transactions need not be disclosed pursuant to Item 404 of Regulation S-K.

August 18, 2009

Item 15. Exhibits and Financial Statement Schedules, page 173
5.	Please file the October 2008 amendment to the company’s postretirement benefits plan as an exhibit to your next periodic filing.
Response: The plan that provides postretirement benefits is a compensatory plan which, pursuant to its terms, is available to all employees and officers generally and which provides for the same method of allocation of benefits between management and nonmanagement participants. As a result, it is our understanding that the plan and the amendment to it are not required to be filed as an exhibit to our SEC filings.
Definitive Proxy Statement on Schedule 14A filed April 23, 2009
Benchmarking, page 19
6.	Please provide proposed disclosure to be included in your 2009 proxy statement disclosing the names of the “various published compensation surveys” reviewed in connection with the company’s executive compensation practices.
Response: Historically, the Committee has reviewed published compensation surveys in its review of the compensation of the Company’s named executive officers. We will incorporate further discussion of the surveys as shown in the disclosure below.
Disclosure: We have reproduced below the “Benchmarking” paragraphs of our Definitive Proxy with our changes indicated by underlining.
Benchmarking
To provide a framework for evaluating compensation levels for our named executive officers against market practices, the Committee~~’s~~ periodically asks its compensation consultant ~~periodically~~  to prepare a report analyzing available compensation data. This data is typically gathered from the SEC filings of a comparison group of publicly traded companies. ~~and we periodically review various published compensation surveys.~~ The most recent of these reports are discussed below. (For a number of years the independent compensation consultant to the Committee has been Frederic W. Cook & Co., which we refer to as FWC.) In addition, each year we review various published compensation surveys and provide the Committee with information regarding trends in expected executive compensation changes for the coming year. The compensation surveys that we reviewed and summarized for the Committee in connection with establishing compensation for 2009 were published by: Carlson Dettmann Associates, Compensation Resources, Hewitt Associates, RSM McGladrey, Stanton Group (a division of Gallagher Benefits Services), Watson Wyatt Data Services and World At Work.
In October 2006, FWC provided the Committee with a report on the primary components of our executive compensation program (base salary, annual bonus and longer-term incentives). The October 2006 report analyzed our compensation program against a comparison group of companies. The comparison

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companies were the ones that had been used in a report to the Committee prepared by FWC in October 2004, other than the elimination of companies that were acquired since the October 2004 report. The comparison companies were jointly selected by FWC and management, and approved by the Committee.
The comparison group used in the October 2006 report consisted of the following companies:

ACE Limited	Ambac Financial Group	Chubb Corp.
CNA Financial Corp.	Comerica Incorporated	Countrywide Financial Corp.
Fidelity National Financial	First American Corp.	Genworth Financial Inc.
Lincoln National Corp.	M & T Bank Corp.	MBIA Inc.
Old Republic Intl Corp.	PMI Group Inc.	PNC Financial Services Group Inc.
Principal Financial Group Inc.	Radian Group Inc.	Safeco Corp.
Sovereign Bancorp Inc.	Synovus Financial Corp.	Webster Financial Corp.
The analysis of our executive compensation by FWC in 2006 involved the overall comparison group as well as a subgroup comprised of five companies — Ambac, MBIA, Old Republic International, PMI Group and Radian Group, which we refer to as the surety comparison group and are either our direct competitors or are financial guaranty insurers.
The companies in our overall comparison group include our direct competitors, financial guaranty insurers and other financial services companies that are believed to be potential competitors for executive talent. Market capitalization was used as a proxy for the complexity of the operations of the companies in the overall comparison group to help determine whether they were appropriate benchmarks. Between the October 2004 report and the October 2006 report, our market capitalization decreased while the median market capitalization of the overall comparison group and the surety comparison group increased. Our market capitalization in the October 2006 report was approximately at the 25th percentile of the overall comparison group and was somewhat higher than the median of the surety comparison group.
The October 2006 report concluded that our total compensation for executive officers was at market (median) levels. The Committee had made significant changes to our executive compensation program in 2005 (increasing bonus opportunities and awards of restricted stock) to respond to the conclusions of the October 2004 report (which was consistent with the findings of similar reports completed in prior years) that total compensation for our executive officers was substantially below the median of the overall comparison group. The October 2006 report found that our CEO’s total compensation was consistent with the medians for the overall comparison group and the surety comparison group, and that the total compensation of the other named executive officers was below the median of the overall comparison group and above the median of the surety comparison group. Even though our market capitalization was lower than the median market capitalization of the overall comparison group, the Committee did not believe it was appropriate to change the design of a program that had been only recently developed, especially when our market capitalization still exceeded the market capitalization of the surety comparison group. As a result, the Committee did not make any changes for 2007 to the design of our executive compensation program in response to the October 2006 report.
In July 2007, in connection with our then pending merger with Radian Group, FWC provided another report to the Committee covering the compensation of our named executive officers. This report used the same overall comparison group and the same surety comparison group and concluded that in the context of the proposed merger no significant adjustments to our compensation program for our named executive officers were needed. Because the Committee received this report only two quarters before it made

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executive compensation decisions in January and February 2008 and because the change in the secular environment that began to affect financial companies was in evidence in early 2008 but would not then have been reflected in publicly available compensation data (we believe compensation data reflecting the changed environment will only be available later in 2009, when financial companies file proxy materials covering 2008 compensation), the Committee did not seek additional benchmarking information.
Performance Based Restricted Equity, page 21
7.	We note the three performance goals listed on page 21 relating to performance based restricted equity awards. Please confirm that in your 2009 proxy statement you will quantify all performance goals applicable to the company’s named executive officers rather than just listing the financial performance components to be considered.
Response: We note your request to provide quantitative disclosure on the performance goals listed on page 21. We believe quantification of the three performance goals was presented on page 22 of our 2009 proxy statement is sufficient. This included disclosure of the Threshold, Target, and Maximum vesting. Similar disclosure will be included in the 2010 proxy statement.
Form 10-Q for the Quarterly Period Ended March 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations Realized Losses, page 36
8.	Regarding the investment losses realized during the quarter ended March 31, 2009, disclose how the sale of investments at losses is consistent with your assertion as of December 31, 2008 that you have the ability and intent to hold securities in unrealized loss positions until recovery and that unrealized losses as of March 31, 2009 are temporary in nature. Please also disclose the factors that contributed to the sale of fixed maturity securities of $738 million equivalent to almost 10% of your investment portfolio in one quarter.
Response: The sale of securities during the first quarter was primarily based on our decision to reduce our investments in municipal securities and increase our investment in corporate securities and was not due to a change in our ability and intent to hold securities in unrealized loss positions until recovery. This decision was principally due to the reduced tax benefit of holding tax exempt municipal securities due to our current net loss position. In selling the $738 million in fixed maturity securities, we recorded gross realized gains of $17.9 million, offset by gross realized losses of $9.5 million on the sale of securities. The majority of the gross realized losses were due to credit concerns related to these securities which became more pronounced in the first quarter of 2009 and changed our intent to hold these securities.
As of March 31, 2009 we evaluated our portfolio of securities and recorded an impairment charge for other-than-temporary declines in value for an amount of $25.7 million on securities that experienced credit concerns in the first quarter of 2009 and we no longer had the intent to hold until recovery. Any other declines in value below original cost were deemed to be temporary in nature and are securities for which we have the intent and ability to hold until maturity or recovery. As with the sale of the securities

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in the first quarter of 2009, as of March 31, 2009, we did not believe we would sell securities in an unrealized loss position unless unforeseen facts about our intent and ability to hold these securities changed. We will add additional discussion to the “Results of Consolidated Operations - Realized losses” section beginning with our form 10-Q for the quarterly period ending September 30, 2009.
Disclosure: We have reproduced below the “Results of Consolidated Operations — Realized losses” paragraphs of our 2009 10-Q with our changes indicated by underlining.
Realized losses
Realized losses for the first quarter of 2009 included “other than temporary” impairments on our investment portfolio of approximately $25.7 million. As of March 31, 2009, any declines in value below original cost that were not deemed to be other than temporary impairments, are securities for which we have the intent and ability to hold until maturity or recovery. In the first quarter of 2009, there were gross realized losses on the sales of fixed income investments of $9.5 million offset by gross realized gains on the sales of fixed income investments of approximately $17.9 million. The net realized gain on investments is the result of reducing the proportion of our investment portfolio in tax exempt municipal securities while increasing the proportion of corporate securities principally due to the reduced tax benefit of holding tax exempt municipal securities based on our current net loss position. The majority of the gross realized losses on sales were due to credit concerns related to these securities which became more pronounced in the first quarter of 2009. Realized losses in the first quarter of 2008 resulted from gross net realized losses on the sale of fixed income investments of $4.3 million offset by gross realized gains on the sale of fixed income investments of approximately $3.1 million. There were no “other than temporary” impairments in the first quarter of 2008.
As requested in the comment letter, we hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,
\s\ J. Michael Lauer

J. Michael Lauer
Executive Vice President and Chief Financial Officer
cc:	Keira Ino, Securities and Exchange Commission Steven Bateman, PricewaterhouseCoopers LLP